EXHIBIT 3(i)(1)

CERTIFICATE OF ELIMINATION OF
5¼% Series B CUMULATIVE Convertible PERPETUAL PREFERRED STOCK
OF The Interpublic Group of Companies, Inc.

Pursuant to Section 151(g) of the General Corporation Law of the State of Delaware

The Interpublic Group of Companies, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

FIRST: That, pursuant to Section 151 of the DGCL and the authority contained in Article 4 of its Restated Certificate of Incorporation, as heretofore amended (the “Certificate of Incorporation”), the Corporation, by resolutions duly adopted by the Board of Directors of the Corporation (the “Board”) and the Pricing Committee designated by the Board, authorized the issuance of shares of its 5¼% Series B Cumulative Convertible Perpetual Preferred Stock (the “Series B Preferred Stock”) and established the powers, designations, preferences and relative, participating and other rights, and the qualifications, limitations or restrictions thereof, and on October 24, 2005 filed a Certificate of Designations with respect to the Series B Preferred Stock (the “Series B Certificate of Designations”) in the office of the Secretary of State of the State of Delaware.

SECOND: That on May 26, 2010, the Corporation purchased 303,526 shares of Series B Preferred Stock through a tender offer, with such repurchased shares having the status of authorized but unissued shares of preferred stock undesignated as to series; and on May 26, 2011 the Corporation filed a Certificate of Decrease with respect to the Series B Preferred Stock certifying that the number of authorized and issued shares of Series B Preferred Stock had been decreased from 525,000 to 221,474.

THIRD: That on October 17, 2013, the Company, acting pursuant to the terms of the Series B Certificate of Designations, forced the conversion of all outstanding shares of the Series B Preferred Stock into shares of common stock, par value $0.10 per share, of the Corporation (“Forced Conversion”), and consequently no shares of the Series B Preferred Stock are outstanding, and no shares thereof will be issued subject to the Series B Certificate of Designations.

FOURTH: That the Board has adopted the following resolutions:

RESOLVED, that, the Board having determined that following any Forced Conversion no shares of the Series B Preferred Stock will remain outstanding and no further shares thereof will be issued subject to the Series B Certificate of Designations, upon the consummation of any Forced Conversion all matters set forth in the Certificate of Designations with respect to the Series B Preferred Stock shall be eliminated from the Certificate of Incorporation of the Corporation.

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized and directed following the consummation of any Forced Conversion to file a Certificate of Elimination with the office of the Secretary of State of the State of Delaware setting forth an extract from these resolutions, whereupon all matters set forth in the Certificate of Designations with respect to the Series B Preferred Stock shall be eliminated from the Certificate of Incorporation.

FIFTH: That, accordingly, all matters set forth in the Series B Certificate of Designations be, and hereby are, eliminated from the Certificate of Incorporation.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed by its duly authorized officer as of this 24th day of October, 2013.

The Interpublic Group of Companies, Inc.

By:        /s/ Andrew Bonzani
Name:    Andrew Bonzani
Title:    Senior Vice President,
General Counsel and Secretary